Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS SECOND QUARTER 2021 RESULTS

●
Strong New Zealand service revenues continued during the second quarter, increasing by 27%, over the same period last year, inclusive of a 16% foreign currency benefit.
●
Solid growth of New Zealand postpaid mobile and wireline subscriber bases, which increased 8% and 16%, respectively, compared to the second quarter of 2020.
●
Accelerating B2B momentum in New Zealand, with gross additions and ending subscribers increasing 85% and 24%, respectively, compared to the second quarter of 2020.
●
New Zealand Segment Adjusted EBITDA increased $2.3 million, or 8%, over the second quarter of last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 16%. New Zealand Segment Adjusted EBITDA, as reported, increased by $5.7 million, or 22%, over the second quarter of last year.
●
Ongoing revenue headwinds at Bolivian operation as a third wave of COVID-19 emerged during the quarter. Management continues to focus on cost controls and cash management.
●
Trilogy extended its debt maturities by 12 months to May 2023, providing strategic flexibility.

BELLEVUE, Washington (August 10, 2021) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the second quarter of 2021.

“We are pleased with another quarter of strong execution by our New Zealand business,” said Brad Horwitz, President and CEO. “Solid revenue growth over prior year continues across our product lines, with accelerating momentum in the B2B space again bolstering postpaid. Our B2B mobile activations in the quarter grew 85% year-over-year and B2B service revenue growth of 25% outpaced the growth of our B2B mobile customer base.”

“Our prepaid and fixed broadband products in New Zealand also continue to perform well, with double-digit ARPU growth in the second quarter compared to a year ago. Our increasing scale in New Zealand drove organic year-over-year Segment Adjusted EBITDA growth of 8%.”

“Bolivia continues to be impacted by COVID-19 as the country is experiencing a third wave of infections, prolonging compression of our service revenues. Cost controls and cash management remain our key priorities.”

Consolidated Financial Highlights

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Total revenues	157.6	135.0	17%	326.9	287.8	14%

Service revenues	134.2	115.3	16%	272.5	243.1	12%

Net loss	26.5	19.2	38%	38.2	36.5	5%
Net loss margin(1)	19.7%	16.7%	3.1 pts	14.0%	15.0%	(1.0) pts

Adjusted EBITDA(2)	28.2	23.1	22%	61.1	50.5	21%
Adjusted EBITDA margin(2) (3)	21.0%	20.1%	0.9 pts	22.4%	20.8%	1.6 pts

pts - percentage points
Notes:
(1)
Net loss margin is calculated as Net loss divided by Service revenues.
(2)
These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Wednesday, August 11, 2021
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-888-506-0062
International Toll: +1-973-528-0011
Entry Code: 527496

Online info (audio only):
https://www.webcaster4.com/Webcast/Page/2180/41835

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 41835

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of June 30, 2021.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and six months ended June 30, 2021, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Condensed Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current quarter’s presentation.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements for the period ended June 30, 2021 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Condensed Consolidated Financial Statements.

No money is currently being sought and no shares or other financial products in 2degrees can currently be applied for or acquired under any offer or intended offer. If an offer of 2degrees shares or other financial products is made, the offer will be made in accordance with the Financial Markets Conduct Act 2013 (New Zealand) and the securities laws of all other applicable jurisdictions. Any decision to offer 2degrees shares or other securities is subject to a continuing assessment of market conditions.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	June 30, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.70	0.72	(3%)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
Average NZD to USD exchange rate	0.71	0.62	16%	0.72	0.63	15%

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes for the period ended June 30, 2021 are a result of rounding. Information is current as of August 10, 2021 and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the three and six months ended June 30, 2021, and `for the year ended December 31, 2020, Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

During the prior year and continuing through the filing date of our Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of potential future effects on the Company’s businesses and financial results cannot be reliably estimated.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see “Note 17 – Segment Information” to the Condensed Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continuing into the first half of 2021 as compared to the initial months of the pandemic. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees continues to face a risk of increased bad debt expense and suppression of roaming revenues as international travel continues to be restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through the first half of 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing through the first half of 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. During the three months ended June 30, 2021, certain regions in Bolivia experienced a resurgence of COVID-19 cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the six months ended June 30, 2021. Specifically, the unexpected resurgence of cases in April and May 2021 resulted in a reduction of revenues, an increase in net losses, and negative Segment Adjusted EBITDA for the three months ended June 30, 2021 as compared to the previous quarter. Similarly, the net losses incurred in the prior year impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and has continued to retain a full reserve through June 30, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that change long-term expectations that would indicate asset carrying values may not be recoverable as of June 30, 2021. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and may thus trigger a review of long-lived assets for impairment. As a result, an improvement in NuevaTel’s key financial metrics, over the remaining course of fiscal year 2021, will be important to the expectation of recoverability of long-lived assets. The improvement in sequential financial metrics, including Segment Adjusted EBITDA, that occurred in the first quarter of 2021, which was interrupted by the resurgence of COVID-19 cases in the second quarter of 2021, is expected to continue in the second half of the current year as the environment stabilizes; but, if sequential improvement in key financial metrics is not observed in the third and fourth quarters of 2021, asset recoverability may be reassessed. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical, thus driving the current judgement that long-term expectations are unchanged. Management will continue to monitor financial and operational metrics over the second half of 2021 and evaluate whether financial metrics indicate improving trends or if facts and circumstances have changed and testing of assets for impairment is required. As of June 30, 2021, the balances of NuevaTel’s long-lived assets subject to recoverability consideration are material and include $86.5 million of Property and equipment, net and $55.7 million of License costs and other intangible assets, net.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $25.1 million of cash, cash equivalents and restricted cash as of June 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the six months ended June 30, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
New Zealand	127.4	101.7	25%	261.7	210.1	25%
Bolivia	30.1	33.2	(10%)	65.0	77.3	(16%)
Unallocated Corporate & Eliminations	0.1	0.1	22%	0.2	0.3	(46%)
Total revenues	157.6	135.0	17%	326.9	287.8	14%

Total service revenues	134.2	115.3	16%	272.5	243.1	12%

Net loss	26.5	19.2	38%	38.2	36.5	5%
Net loss margin(1)	19.7%	16.7%	3.1 pts	14.0%	15.0%	(1.0) pts

Segment Adjusted EBITDA
New Zealand	31.7	26.1	22%	64.7	52.3	24%
Bolivia	(0.8)	(0.3)	(145%)	2.4	4.7	(48%)
Unallocated Corporate & Eliminations	(2.8)	(2.6)	(6%)	(6.0)	(6.4)	6%
Adjusted EBITDA(2)	28.2	23.1	22%	61.1	50.5	21%
Adjusted EBITDA margin(2)(3)	21.0%	20.1%	0.9 pts	22.4%	20.8%	1.6 pts

Cash provided by operating activities	0.1	23.2	(100%)	(5.2)	10.1	(152%)

Capital expenditures(4)	29.5	15.1	95%	40.7	31.2	30%
Capital intensity	22.0%	13.1%	8.9 pts	14.9%	12.8%	2.1 pts

pts - percentage points
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	75.2	61.8	22%	151.0	126.6	19%
Wireline service revenues	27.1	18.8	44%	53.3	37.6	42%
Non-subscriber international long distance and other revenues	1.8	1.5	21%	3.2	3.1	3%
Service revenues	104.1	82.0	27%	207.5	167.3	24%
Equipment sales	23.3	19.7	19%	54.2	42.8	27%
Total revenues	127.4	101.7	25%	261.7	210.1	25%

Segment Adjusted EBITDA	31.7	26.1	22%	64.7	52.3	24%
Segment Adjusted EBITDA margin(1)	30.5%	31.8%	(1.3) pts	31.2%	31.2%	(0.1) pts

Capital expenditures(2)	23.3	13.8	69%	33.4	27.4	22%
Capital intensity	22.3%	16.8%	5.5 pts	16.1%	16.4%	(0.3) pts

Subscriber Results

	Three Months Ended June 30,			Six Months Ended June 30,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	21.8	14.1	54%	40.9	36.8	11%
Net additions	10.7	0.7	n/m	15.3	8.3	85%
Total postpaid subscribers	527.0	486.8	8%	527.0	486.8	8%
Prepaid
Net additions (losses)	0.2	(32.0)	101%	(31.6)	(10.6)	(199%)
Total prepaid subscribers	939.7	969.7	(3%)	939.7	969.7	(3%)
Total wireless subscribers	1,466.7	1,456.5	1%	1,466.7	1,456.5	1%

Wireline
Gross additions	11.8	10.0	19%	22.7	23.0	(1%)
Net additions	4.3	4.7	(7%)	6.8	11.6	(42%)
Total wireline subscribers	138.5	119.4	16%	138.5	119.4	16%
Total subscribers	1,605.3	1,575.9	2%	1,605.3	1,575.9	2%

Monthly blended wireless ARPU ($, not rounded)	17.16	13.98	23%	17.06	14.48	18%
Monthly postpaid wireless ARPU ($, not rounded)	31.45	27.88	13%	31.61	28.70	10%
Monthly prepaid wireless ARPU ($, not rounded)	9.14	7.05	30%	9.09	7.31	24%
Monthly residential wireline ARPU ($, not rounded)	55.47	42.43	31%	55.17	43.63	26%
Blended wireless churn	1.7%	2.4%	(0.6) pts	2.1%	2.3%	(0.2) pts
Postpaid churn	0.9%	0.9%	0.0 pts	1.0%	1.0%	(0.1) pts

pts - percentage points; n/m - not meaningful
Notes:
(1)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Revenues

New Zealand total revenues increased by $25.7 million, or 25%, for the three months ended June 30, 2021, compared to the same period in 2020, primarily due to an increase in service revenues. Additionally, service revenues and total revenues for the quarter were impacted favorably by a 16% increase in foreign currency exchange.

Service revenues increased by $22.1 million, or 27%, for the three months ended June 30, 2021, compared to the same period in 2020. Excluding the impact of foreign currency exchange, service revenues increased by $9.1 million, or 10%, compared to the same period in 2020. The increase in reported service revenues was primarily due to the following:

●
Postpaid service revenues increased by $8.5 million, or 21%, compared to the second quarter of 2020. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $2.1 million, or 4%, compared to the second quarter of 2020. The increase in revenues was primarily due to an 8% increase in our postpaid subscriber base, driven by growth of our B2B subscribers, at the end of the second quarter of 2021 compared to the second quarter of 2020;
●
Prepaid service revenues increased by $4.9 million, or 24%, compared to the second quarter of 2020. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $1.6 million, or 7%, compared to the second quarter of 2020. This increase was driven primarily by an increase in prepaid ARPU due to increased adoption of higher value plans by subscribers; and
●
Wireline service revenues increased by $8.3 million, or 44%, compared to the second quarter of 2020. Excluding the impact of foreign currency exchange, wireline service revenues increased by $5.3 million, or 25%, compared to the second quarter of 2020. This increase was driven primarily by a 16% year-over-year growth in the wireline customer base, coupled with an increase in wireline ARPU primarily as a result of reduced promotions as compared to the prior year.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased by $5.7 million, or 22%, for the three months ended June 30, 2021, compared to the same period in 2020. On an organic basis Segment Adjusted EBITDA increased by $2.3 million, or 8%, compared to the same period in 2020, which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 16%. The 22% reported increase in Segment Adjusted EBITDA was primarily the result of the aforementioned increases in revenues, partially offset by the following increases in operating expenses:

●
Cost of service increased by $6.0 million, or 20%, primarily due to an increase in foreign currency exchange. Excluding the impact of foreign currency exchange, cost of service increased due to an increase in transmission expense associated with the growth in broadband subscribers. This increase was partially offset by a decrease in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020;
●
Sales and marketing increased by $5.7 million, or 52%. Excluding the impact of foreign currency exchange, sales and marketing costs increased 31% primarily due to an increase in advertising, promotion and event sponsorship costs as a result of higher campaign expenses in the second quarter of 2021 compared to the same period in 2020, when cost control measures were implemented in response to the COVID-19 pandemic. Additionally, commissions expense increased primarily due to higher amortization expense of incremental contract acquisition costs capitalized subsequent to June 30, 2020; and
●
General and administrative increased by $3.8 million, or 23%, primarily due to an increase in foreign currency exchange. Excluding the impact of foreign currency exchange, the increase was $1.2 million, or 6%. This increase was primarily due to an increase in salaries and wages mainly associated with a nonrecurring impact of $1.8 million in the second quarter of 2021, the impact of which was removed from Segment Adjusted EBITDA due to the nonrecurring nature of the expense. Additionally, there were increases in legal, audit, and consulting costs and increases in office rent expense due to the commencement of the new 2degrees corporate headquarters lease in the second quarter of 2021. These increases were partially offset by a decline in equity-based compensation expense as a result of $1.7 million recorded in the second quarter of 2020 associated with the extension of the expiration date of certain 2degrees’ service-based share options recorded in the second quarter of 2020, along with declines in bad debt expense attributable to improved collections and the improved credit risk of our customer portfolio; and
●
Cost of equipment sales increased by $3.9 million, or 19%. Excluding the impact of foreign currency, the increase was $0.7 million, or 3%, primarily due to societal restrictions in 2020 related to the COVID-19 pandemic that caused the temporary closure of our physical distribution channels, combined with increases in the volume of sales of higher priced devices to new and existing subscribers during the second quarter of 2021 compared to the same period in 2020.

Capital Expenditures

Capital expenditures increased by $9.5 million, or 69%, for the three months ended June 30, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, capital expenditures increased by $7.3 million, or 46%, primarily attributable to 5G network investments.

Bolivia

Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	29.7	32.8	(9%)	63.8	74.6	(14%)
Non-subscriber international long distance and other revenues	0.3	0.4	(31%)	0.9	0.9	(1%)
Service revenues	30.0	33.2	(10%)	64.8	75.5	(14%)
Equipment sales	0.0	-	100%	0.3	1.8	(85%)
Total revenues	30.1	33.2	(10%)	65.0	77.3	(16%)

Segment Adjusted EBITDA	(0.8)	(0.3)	(145%)	2.4	4.7	(48%)
Segment Adjusted EBITDA margin(1)	(2.6%)	(1.0%)	(1.7) pts	3.7%	6.2%	(2.4) pts

Capital expenditures(2)	6.3	1.3	372%	7.3	3.8	94%
Capital intensity	20.9%	4.0%	16.9 pts	11.3%	5.0%	6.3 pts

Subscriber Results

	Three Months Ended June 30,			Six Months Ended June 30,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	14.1	6.5	118%	29.6	20.0	48%
Net (losses) additions	(11.6)	4.9	(334%)	(23.8)	(5.7)	(321%)
Total postpaid subscribers	235.2	313.9	(25%)	235.2	313.9	(25%)
Prepaid
Net losses	(1.9)	(339.8)	99%	(56.5)	(383.5)	85%
Total prepaid subscribers	1,402.8	1,083.6	29%	1,402.8	1,083.6	29%
Total wireless subscribers(3)	1,699.2	1,454.8	17%	1,699.2	1,454.8	17%

Monthly blended wireless ARPU ($, not rounded)	5.81	6.73	(14%)	6.12	7.52	(19%)
Monthly postpaid wireless ARPU ($, not rounded)	18.59	18.90	(2%)	19.45	19.54	(0%)
Monthly prepaid wireless ARPU ($, not rounded)	3.31	3.64	(9%)	3.53	4.35	(19%)
Blended wireless churn	8.9%	9.5%	(0.5) pts	8.9%	8.6%	0.3 pts
Postpaid churn	3.7%	(0.1%)	3.8 pts	3.7%	1.6%	2.1 pts

pts - percentage points
Notes:
(1)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.
(3)Includes public telephony, fixed LTE and other wireless subscribers.

Revenues

Bolivia total revenues declined by $3.2 million, or 10%, for the three months ended June 30, 2021, compared to the same period in 2020, due to a decrease in service revenues of $3.2 million, or 10%. This decline in service revenues was the result of a $4.2 million, or 24%, decline in postpaid revenues, largely resulting from the impact of COVID-19 on the operating environment, which resulted in a 25% decrease in our postpaid subscriber base. Prepaid service revenues increased by $0.3 million, or 2%, primarily due to a 29% increase in the prepaid subscriber base driven by promotional activity, coupled with an easing of COVID-19 related societal restrictions beginning in the third quarter of 2020, partially offset by a 9% decrease in prepaid ARPU.

Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $0.5 million, or 145%, for the three months ended June 30, 2021, compared to the same period in 2020, primarily due to the aforementioned decrease in total revenues which was mostly offset by a decline in operating expenses, primarily due to the following:

●
Cost of service declined by $0.7 million, or 4%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network;
●
Sales and marketing increased by $0.1 million, or 2%, primarily due to an increase in advertising and promotional costs mostly offset by lower commissions expense;
●
General and administrative declined by $2.0 million, or 23%, primarily due to a decrease in bad debt expense as a result of the societal restrictions related to the COVID-19 pandemic which impacted collections in the second quarter of 2020. Cost controls implemented in response to the COVID-19 pandemic, including decreases in salaries and wages, consulting costs and outsourcing costs further contributed to the decline in general and administrative costs; and
●
Cost of equipment sales declined by $0.1 million, or 20%, primarily due to a decrease in the volume of handsets sold during the second quarter of 2021 compared to the same period last year.

Capital Expenditures

Capital expenditures increased by $4.9 million, or 372%, for the three months ended June 30, 2021 compared to the same period in 2020, mainly due to the timing of spending.

Review of Consolidated Performance

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Consolidated Adjusted EBITDA(1)	28.2	23.1	22%	61.1	50.5	21%
Consolidated Adjusted EBITDA margin(1)(2)	21.0%	20.1%	0.9 pts	22.4%	20.8%	1.6 pts

(Deduct) add:
Finance costs(3)	(20.2)	(11.1)	(83%)	(33.5)	(22.5)	(49%)
Change in fair value of warrant liability	0.1	-	n/m	0.1	(0.1)	310%
Depreciation, amortization and accretion	(29.4)	(26.0)	(13%)	(57.6)	(52.0)	(11%)
Income tax (expense) benefit	(2.7)	1.2	(330%)	(6.2)	(1.9)	(226%)
Other(4)	(2.4)	(6.5)	62%	(2.1)	(10.6)	81%
Net loss	(26.5)	(19.2)	(38%)	(38.2)	(36.5)	(5%)

pts - percentage points; n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Finance costs includes Interest expense and Debt issuance and modification costs. For a description of these costs, see "Finance costs" below.
(4)Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions except per share data, unaudited)	2021	2020	2021	2020

Net loss attributable to Trilogy International Partners Inc.	(17.2)	(11.0)	(26.0)	(22.1)

Weighted Average Common Shares Outstanding:
Basic and diluted	58,841,859	57,525,613	58,814,840	57,455,570

Net loss Per Share:
Basic and diluted	(0.29)	(0.19)	(0.44)	(0.39)

Finance costs

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.2	2.3	(0%)	4.6	4.9	(5%)
Bolivia	0.5	0.5	(3%)	1.0	0.9	3%
Corporate	10.5	8.3	26%	20.9	16.7	26%
Total Interest on borrowings	13.2	11.1	20%	26.5	22.5	18%

Debt issuance and modification costs	7.0	-	100%	7.0	-	100%
Total finance costs	20.2	11.1	83%	33.5	22.5	49%

Depreciation, amortization and accretion

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

New Zealand	19.6	15.6	25%	38.2	31.0	23%
Bolivia	9.8	10.3	(4%)	19.4	20.7	(6%)
Corporate	-	0.1	(108%)	-	0.2	(107%)
Total depreciation, amortization and accretion	29.4	26.0	13%	57.6	52.0	11%

Interest expense

Interest expense increased $2.2 million for the three months ended June 30, 2021, compared to the same period in 2020, primarily related to the issuance by Trilogy International South Pacific LLC (“TISP”), a subsidiary of Trilogy LLC, in October 2020 of $50 million in aggregate principal amount of senior secured notes at an interest rate of 10.0% per annum (the “TISP 10.0% Notes”). See “Note 7 – Debt” to the Condensed Consolidated Financial Statements for further information.

Debt Issuance and Modification Costs

Debt issuance and modification costs increased $7.0 million for the three months ended June 30, 2021, compared to the same period in 2020. The increase was due to the consummation in June 2021 of the exchange of Trilogy LLC’s 8.875% senior secured notes due in 2022 (the “Trilogy LLC 2022 Notes”) for 8.875% senior secured notes of TISP and TISP Finance, Inc. (“TISP Finance”) due in 2023 (the “TISP 8.875% Notes”). See “Note 7 – Debt” to the Condensed Consolidated Financial Statements for further information

Income tax (expense) benefit

Income tax expense increased $3.8 million for the three months ended June 30, 2021, compared to the same period in 2020, primarily due to income tax benefits in 2020 resulting from losses in Bolivia and an increase in 2degrees’ income in 2021 compared to 2020.

Other

Other expense declined $4.0 million for the three months ended June 30, 2021, compared to the same period in 2020, primarily due to the change in fair value of interest rate swaps in New Zealand, a decline in equity-based compensation expense in New Zealand associated with the extension of the expiration of certain 2degrees’ service-based share options during the second quarter of 2020, and a decline in loss on disposal and abandonment of assets for certain construction in progress due in part to a reassessment of capital expenditures needs in 2020 as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

Managing our Liquidity and Financial Resources

As of June 30, 2021, the Company had approximately $63.5 million in cash, cash equivalents and restricted cash, of which $23.5 million was held by 2degrees, $25.1 million was held by NuevaTel and $14.9 million was held at headquarters and others. Of the $14.9 million held at headquarters and others, $9.1 million is unavailable for use in general operations due to restrictions in place under the terms of indebtedness incurred by TISP. For additional information, see “Note 7 – Debt” to the Condensed Consolidated Financial Statements. Cash, cash equivalents and restricted cash as of June 30, 2021 decreased $39.0 million as compared to December 31, 2020, primarily due to $40.7 million in purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $25.1 million of cash, cash equivalents and restricted cash at NuevaTel as of June 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the six months ended June 30, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

On May 6, 2021, TISP and TISP Finance initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for the TISP 8.875% Notes. The Exchange Offer closed on June 7, 2021. The Trilogy LLC 2022 Notes that remained outstanding after the closing of the Exchange Offer were redeemed and repaid in full with the proceeds of the sale of additional TISP 8.875% Notes in June 2021 and a total of $357.0 million in aggregate principal amount of TISP 8.875% Notes is outstanding as of June 30, 2021. For additional information, see “Note 7 – Debt” to the Condensed Consolidated Financial Statements.

Operating, investing and financing activities

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Net cash provided by (used in):
Operating activities	0.1	23.2	(100%)	(5.2)	10.1	(152%)
Investing activities	(24.5)	(15.1)	(62%)	(40.4)	(32.8)	(23%)
Financing activities	(5.4)	14.1	(138%)	7.5	15.2	(51%)
Net (decrease) increase in cash, cash equivalents and restricted cash	(29.8)	22.1	(235%)	(38.1)	(7.6)	(401%)

Operating activities

Cash flow used in operating activities increased by $15.3 million for the six months ended June 30, 2021 compared to the same period in 2020. This change reflects various offsetting changes in working capital during the six months ended June 30, 2021 compared to the same period in 2020, including $7.0 million of fees paid to third parties in connection with the exchange of the Trilogy LLC 2022 Notes in June 2021 and a $5.7 million increase in interest paid, net of capitalized interest, primarily due to an increase in interest expense related to the TISP 10.0% Notes. See “Note 7 – Debt” to the Condensed Consolidated Financial Statements for further information.

Investing activities

Cash flow used in investing activities increased by $7.6 million for the six months ended June 30, 2021 compared to the same period in 2020, due to a $9.5 million increase in capital expenditures and payments of $6.7 million for spectrum licenses in 2021, including the license renewal for 2degrees’ 1800 and 2100 MHz spectrum holdings. These changes were partially offset by $10.0 million in maturities and sales of short-term investments in 2021.

Financing activities

Cash flow provided by financing activities declined by $7.7 million for the six months ended June 30, 2021 compared to the same period in 2020, primarily due to $21.9 million of proceeds in 2020 from the 2degrees senior facilities agreement. This change was partially offset by $9.0 million in higher proceeds, net of repayments, from the EIP receivables financing obligation in 2021 as compared to 2020 and a $5.6 million decline in dividends distributed to noncontrolling interests in 2021 as compared to 2020.

Guidance

Full Year 2021 Guidance

During the second quarter of 2021, our New Zealand business continued to generate solid financial results with year-over-year growth in both service revenues and Segment Adjusted EBITDA, as well as improving subscriber trends. Additionally, in the second quarter, certain service contracts were extended beyond our previous expectations. As a result of the stronger than expected performance to date, as well as the aforementioned contract extensions, we are adjusting our 2021 guidance upward. Our revised guidance ranges continue to contemplate muted roaming revenues due to border closures, as well as the uncertainty related to the potential economic impact of the pandemic, including the conclusion in March of certain COVID-related government assistance programs in New Zealand.

Core capital expenditures guidance remains unchanged and is expected to be in the low 20s as a percentage of service revenues, compared to 18% in 2020.

(in millions)	2020 Actual	2020 Actual – Excluding the impact of New Revenue Standard(1)	2021 Guidance (as revised, 1Q 2021) – Excluding the impact of New Revenue Standard and Foreign Currency	Revised 2021 Guidance – Excluding the impact of New Revenue Standard and Foreign Currency
New Zealand
Service revenues	$357.0	$357.9	Increase of 4% to 6%	Increase of 6% to 8%
Segment Adjusted EBITDA	$111.4	$106.9	Increase of 4% to 6%	Increase of 6% to 8%

(1)
Excludes the effect of the implementation of ASC 606 “Revenue from Contracts with Customers” (New Revenue Standard) of ($0.9) million on service revenues and $4.5 million on Segment Adjusted EBITDA. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

The above table outlines revised guidance ranges for selected full year 2021 New Zealand financial metrics. These ranges take into consideration our current outlook and our actual results for 2020 and the first half of 2021. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2021 financial results for evaluating the performance of this business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” in this press release and "Cautionary Note Regarding Forward-Looking Statements" in our MD&A and in our Annual Report on Form 20-F for 2020, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year plans approved by the TIP Inc. board of directors. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net (loss) income (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net (loss) income, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Net loss	(26.5)	(19.2)	(38%)	(38.2)	(36.5)	(5%)

Add:
Interest expense	13.2	11.1	20%	26.5	22.5	18%
Depreciation, amortization and accretion	29.4	26.0	13%	57.6	52.0	11%
Debt issuance and modification costs	7.0	-	100%	7.0	-	100%
Income tax expense (benefit)	2.7	(1.2)	330%	6.2	1.9	226%
Change in fair value of warrant liability	(0.1)	0.0	n/m	(0.1)	0.1	(310%)
Other, net	(0.4)	1.0	(141%)	(2.2)	3.0	(175%)
Equity-based compensation	0.9	2.8	(68%)	1.9	3.9	(51%)
Loss on disposal of assets and sale-leaseback transaction	0.1	1.8	(92%)	0.6	2.5	(76%)
Transaction and other nonrecurring costs(1)	1.8	0.8	127%	1.8	1.3	45%
Consolidated Adjusted EBITDA(2)	28.2	23.1	22%	61.1	50.5	21%
Net loss margin(3)	(19.7%)	(16.7%)	(3.1) pts	(14.0%)	(15.0%)	1.0 pts
Consolidated Adjusted EBITDA Margin(2) (4)	21.0%	20.1%	0.9 pts	22.4%	20.8%	1.6 pts

pts - percentage points n/m - not meaningful
Notes:
(1)2021 includes a $1.8 million nonrecurring increase in salaries and wages expense in New Zealand related to general and administrative expense.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)Net loss margin is calculated as Net loss divided by Service revenues.
(4)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

(US dollars in millions except per share data, unaudited)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Service revenues	134.2	138.2	134.6	126.3	115.3	127.8	131.2	134.1
Equipment sales	23.4	31.1	34.2	27.5	19.7	25.0	34.9	26.4
Total revenues	157.6	169.3	168.8	153.7	135.0	152.8	166.1	160.5
Operating expenses	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)
Operating (loss) income	(4.1)	3.3	(0.6)	4.3	(8.3)	(0.8)	3.6	6.3
Interest expense	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)
Change in fair value of warrant liability	0.1	0.1	0.1	(0.1)	-	(0.1)	0.2	0.2
Debt issuance and modification costs	(7.0)	-	-	-	-	-	-	-
Other, net	0.4	1.8	(1.5)	(0.2)	(1.0)	(2.0)	1.5	0.4
Loss before income taxes	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)
Income tax (expense) benefit	(2.7)	(3.6)	(5.5)	(15.7)	1.2	(3.1)	44.4	(0.8)
Net (loss) income	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)	38.4	(5.1)
Net loss (income) attributable to noncontrolling interests	9.3	3.0	7.8	9.8	8.2	6.1	(21.1)	0.3
Net (loss) income attributable to TIP Inc.	(17.2)	(8.7)	(12.4)	(13.2)	(11.0)	(11.1)	17.3	(4.8)
Net (loss) income attributable to TIP Inc. per share:
Basic and diluted	(0.29)	(0.15)	(0.21)	(0.23)	(0.19)	(0.19)	0.30	(0.08)

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020	2021	2020

Revenues
Wireless service revenues	104.9	94.6	214.9	201.2
Wireline service revenues	27.1	18.8	53.3	37.6
Equipment sales	23.4	19.7	54.4	44.6
Non-subscriber international long distance and other revenues	2.2	2.0	4.3	4.4
Total revenues	157.6	135.0	326.9	287.8

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53.4	48.1	107.4	99.3
Cost of equipment sales	24.9	21.1	59.1	47.4
Sales and marketing	22.7	16.9	43.2	38.5
General and administrative	31.1	29.3	59.9	57.2
Depreciation, amortization and accretion	29.4	26.0	57.6	52.0
Loss on disposal of assets and sale-leaseback transaction	0.1	1.8	0.6	2.5
Total operating expenses	161.6	143.3	327.7	296.9
Operating loss	(4.1)	(8.3)	(0.8)	(9.1)

Other (expenses) income
Interest expense	(13.2)	(11.1)	(26.5)	(22.5)
Change in fair value of warrant liability	0.1	(0.0)	0.1	(0.1)
Debt issuance and modification costs	(7.0)	-	(7.0)	-
Other, net	0.4	(1.0)	2.2	(2.9)
Total other expenses, net	(19.8)	(12.1)	(31.2)	(25.5)
Loss before income taxes	(23.8)	(20.4)	(32.0)	(34.6)

Income tax (expense) benefit	(2.7)	1.2	(6.2)	(1.9)
Net loss	(26.5)	(19.2)	(38.2)	(36.5)
Less: Net loss attributable to noncontrolling interests	9.3	8.2	12.3	14.3
Net loss attributable to Trilogy International Partners Inc.	(17.2)	(11.0)	(26.0)	(22.1)

Comprehensive (loss) income
Net loss	(26.5)	(19.2)	(38.2)	(36.5)
Other comprehensive income (loss):
Foreign currency translation adjustments	-	11.1	(6.1)	(10.1)
Other comprehensive income (loss)	-	11.1	(6.1)	(10.1)
Comprehensive loss	(26.5)	(8.2)	(44.3)	(46.6)
Comprehensive loss attributable to noncontrolling interests	9.3	2.7	15.3	19.4
Comprehensive loss attributable to Trilogy International Partners Inc.	(17.2)	(5.5)	(29.0)	(27.2)

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	June 30, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	53.2	71.2
Restricted cash	10.4	31.3
Short-term investments	-	10.0
Accounts receivable, net	62.5	55.4
EIP receivables, net	43.4	43.5
Inventory	9.7	14.6
Prepaid expenses and other current assets	42.9	28.8
Total current assets	222.1	254.9

Property and equipment, net	333.8	362.9
Operating lease right-of-use assets, net	165.6	156.0
License costs and other intangible assets, net	85.6	85.5
Goodwill	9.9	10.2
Long-term EIP receivables	35.7	37.3
Deferred income taxes	30.5	37.6
Other assets	54.7	44.6
Total assets	938.0	989.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	24.6	19.9
Construction accounts payable	12.6	16.5
Current portion of debt and financing lease liabilities	34.7	21.0
Customer deposits and unearned revenue	26.9	27.4
Short-term operating lease liabilities	17.4	17.9
Other current liabilities and accrued expenses	94.2	116.4
Total current liabilities	210.4	219.1

Long-term debt and financing lease liabilities	623.8	630.8
Deferred income taxes	6.6	8.0
Non-current operating lease liabilities	153.9	138.5
Other non-current liabilities	27.4	31.6
Total liabilities	1,022.0	1,027.9

Commitments and contingencies

Total shareholders’ deficit	(84.0)	(38.9)

Total liabilities and shareholders’ deficit	938.0	989.0

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(US dollars in millions, unaudited)	2021	2020

Operating activities:
Net loss	(38.2)	(36.5)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Provision for doubtful accounts	5.1	7.8
Depreciation, amortization and accretion	57.6	52.0
Equity-based compensation	1.9	3.9
Loss on disposal of assets and sale-leaseback transaction	0.6	2.5
Non-cash right-of-use asset lease expense	10.1	9.2
Non-cash interest expense, net	3.6	1.7
Settlement of cash flow hedges	(1.1)	(0.8)
Change in fair value of warrant liability	(0.1)	0.1
Non-cash (gain) loss from change in fair value on cash flow hedges	(1.7)	3.1
Unrealized (gain) loss on foreign exchange transactions	(0.6)	0.6
Deferred income taxes	4.6	(4.1)
Changes in operating assets and liabilities:
Accounts receivable	(12.5)	(10.2)
EIP receivables	(1.2)	2.0
Inventory	4.6	(1.0)
Prepaid expenses and other current assets	(14.7)	(11.3)
Other assets	(2.9)	1.5
Accounts payable	4.9	4.5
Customer deposits and unearned revenue	0.3	3.3
Operating lease liabilities	(6.0)	(7.9)
Other current liabilities and accrued expenses	(19.5)	(10.3)
Net cash (used in) provided by operating activities	(5.2)	10.1

Investing activities:
Purchases of property and equipment	(40.7)	(31.2)
Maturities and sales of short-term investments	10.0	-
Purchase of spectrum licenses and other additions to license costs	(6.7)	-
Other, net	(2.9)	(1.6)
Net cash used in investing activities	(40.4)	(32.8)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(366.2)	(240.9)
Proceeds from debt	350.0	253.2
Proceeds from EIP receivables financing obligation	28.4	12.6
Debt issuance and modification costs	(1.9)	(1.4)
Dividends to noncontrolling interests	(2.5)	(8.1)
Other, net	(0.3)	(0.2)
Net cash provided by financing activities	7.5	15.2

Net decrease in cash, cash equivalents and restricted cash	(38.1)	(7.6)
Cash, cash equivalents and restricted cash, beginning of period	102.5	78.5
Effect of exchange rate changes	(0.9)	(2.1)
Cash, cash equivalents and restricted cash, end of period	63.5	68.8

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, and other plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s subsidiaries significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in TIP Inc. subsidiaries’ credit agreements, including certain limitations on TIP Inc.’s and its subsidiaries’ ability to buy and sell assets resulting therefrom;; TIP Inc.’s or its subsidiaries’ ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or its subsidiaries’ credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. and its subsidiaries to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development